04046615

BI-BI

30th November 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

SUPPL

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Unaudited Results for the Third Quarter and First Nine Months Ended 30 September 2004 (Date of Announcement: 12.11.04)
2) Slides for the 3Q Unaudited Results Ended 30 September 2004 (Date of Announcement 12.11.04)
3) Incorporation of a New Subsidiaries in PRC (Date of Announcement 23.11.04)

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

PROCESSED
DEC 14 2004
THOMSON FINANCIAL

Want Want Holdings Ltd

400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588
Co. Reg. No. 199507660Z

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

Third Quarter Unlisted Value * Financial Statement And Dividend Announcement

* Asterisks denote mandatory information

>> Explanatory Notes

Listed companies must provide the information required by Appendix 7.2 of the Listing Manual. Adequate disclosure shc to explain any material items either as a footnote of the material items or in the "Review of the performance of the grouţ

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Name of Announcer *	WANT WANT HOLDINGS LIMITED
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LIMITED Unlisted Value
Announcement is submitted with respect to *	WANT WANT HOLDINGS LIMITED
Announcement is submitted by *	ADAMS LIN FENG I
Designation *	GROUP VICE PRESIDENT AND DIRECTOR
Date & Time of Submission *	12-11-2004 18:48:19

The Price Sensitivity and Contact Number information will not be published.

Price Sensitivity *	(•) Yes ( ) No
Contact Number *	62251588

>> Announcement Details

The details of the announcement start here ...

For the Financial Period Ended *	30-09-2004

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I hereby confirm that this announcement is in order for release over the ~~MASNET~~ SGXNET on the 12th day of November 2004

12/11/04

for and on behalf of the Company and its Board of Directors
Name:
Designation:
Date:

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

1(a)(i) Income Statement for the Third Quarter and First Nine Months Ended 30 September 2004:

Group	Third Quarter 2004 US$'000	Third Quarter 2003 US$'000	Increase/ (decrease) %	First Nine Months 2004 US$'000	First Nine Months 2003 US$'000	Increase/ (decrease) %
Revenue	133,715	127,022	5.3	385,679	361,390	6.7
Cost of sales	(82,780)	(69,330)	19.4	(237,702)	(203,482)	16.8
Gross profit	50,935	57,692	(11.7)	147,977	157,908	(6.3)
Other operating income	3,590	2,055	74.7	9,486	6,130	54.7
Foreign exchange (loss)/gain	(21)	138	n.m.	(36)	84	n.m.
Distribution and selling costs	(18,665)	(18,010)	3.6	(57,627)	(50,180)	14.8
Administrative expenses	(13,461)	(10,827)	24.3	(36,170)	(31,672)	14.2
Other operating expenses	(2,883)	(1,771)	62.8	(5,318)	(4,931)	7.8
Profit from operations	19,495	29,277	(33.4)	58,312	77,339	(24.6)
Finance cost	(442)	(130)	240.0	(1,087)	(724)	50.1
Profit before share of results of associates	19,053	29,147	(34.6)	57,225	76,615	(25.3)
Share of results of associates	141	124	13.7	197	(197)	n.m.
Profit before income tax	19,194	29,271	(34.4)	57,422	76,418	(24.9)
Income tax expense	(2,020)	(3,322)	(39.2)	(5,543)	(6,724)	(17.6)
Profit after income tax	17,174	25,949	(33.8)	51,879	69,694	(25.6)
Minority interests	184	370	(50.3)	503	434	15.9
Net profit attributable to shareholders	17,358	26,319	(34.0)	52,382	70,128	(25.3)

1(a)(ii) Additional information

Group	Third Quarter 2004 US$'000	Third Quarter 2003 US$'000	Increase/ (decrease) %	First Nine Months 2004 US$'000	First Nine Months 2003 US$'000	Increase/ (decrease) %
(Loss)/Gain on sale of investment	(32)	41	n.m.	72	60	20.0
Interest income	440	318	38.4	1,309	804	62.8
Investment income	-	7	(100.0)	-	-	-
(Provision)/Reversal of provision for diminution in value of investment	-	(23)	n.m.	60	(23)	n.m.
Depreciation and amortisation	(7,505)	(6,929)	8.3	(24,092)	(23,486)	2.6
Underprovision of tax in respect of prior years	(128)	(330)	(61.2)	(844)	(378)	123.3
(Loss)/Gain on disposal of plant and equipment	(40)	(7)	471.4	(407)	65	n.m.
Plant and equipment written off	(56)	(305)	(81.6)	(314)	(477)	(34.2)

1(a)(iii) Analysis of sales

Group	Turnover Third Quarter 2004	Turnover Third Quarter 2003	Increase/ (decrease)	Profit Before Tax Third Quarter 2004	Profit Before Tax Third Quarter 2003	Increase/ (decrease)
	US$'000	US$'000	%	US$'000	US$'000	%
By Geographical Region						
China	111,040	108,161	2.7	14,474	24,742	(41.5)
Taiwan	12,394	10,590	17.0	3,431	2,805	22.3
Others	10,281	8,271	24.3	1,289	1,724	(25.2)
Total	133,715	127,022	5.3	19,194	29,271	(34.4)
By Activity						
Rice Crackers	55,879	52,168	7.1	3,952	8,693	(54.5)
Other Snacks	38,242	40,242	(5.0)	7,214	12,523	(42.4)
Beverages	34,632	29,858	16.0	9,808	8,552	14.7
Others	4,962	4,754	4.4	(1,780)	(497)	258.1
Total	133,715	127,022	5.3	19,194	29,271	(34.4)

Group	Turnover First Nine Months 2004	Turnover First Nine Months 2003	Increase/ (decrease)	Profit Before Tax First Nine Months 2004	Profit Before Tax First Nine Months 2003	Increase/ (decrease)
	US$'000	US$'000	%	US$'000	US$'000	%
By Geographical Region						
China	329,328	317,929	3.6	49,499	69,125	(28.4)
Taiwan	26,964	23,703	13.8	5,050	4,109	22.9
Others	29,387	19,758	48.7	2,873	3,184	(9.8)
Total	385,679	361,390	6.7	57,422	76,418	(24.9)
By Activity						
Rice Crackers	152,467	143,672	6.1	8,711	19,211	(54.7)
Other Snacks	119,147	122,235	(2.5)	25,375	36,635	(30.7)
Beverages	101,290	83,895	20.7	25,883	22,119	17.0
Others	12,775	11,588	10.2	(2,547)	(1,547)	64.6
Total	385,679	361,390	6.7	57,422	76,418	(24.9)

1(b)(i) **A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year**

	Group		Company	
	30.09.2004	31.12.2003	30.09.2004	31.12.2003
	US$'000	US$'000	US$'000	US$'000
ASSETS				
Current assets:				
Cash and bank balances	152,842	156,163	979	1,154
Inventories	110,013	104,552	-	-
Trade receivables	38,926	40,830	-	-
Related companies and associates	1,896	1,601	34,247	119,183
Short-term investments	325	18,008	-	-
Other receivables and prepayments	55,205	23,754	902	1,606
Total current assets	359,207	344,908	36,128	121,943
Non-current assets:				
Investment in subsidiaries	-	-	421,470	379,226
Investment in associates	615	416	-	-
Long-term investments	1,189	1,128	830	830
Property, plant and equipment	318,835	306,117	5,254	5,342
Deferred expenditure	1,125	1,216	-	-
Other intangible asset	153	158	153	158
Total non-current assets	321,917	309,035	427,707	385,556
Total assets	681,124	653,943	463,835	507,499
LIABILITIES AND EQUITY				
Current liabilities:				
Trade payables	92,395	83,941	160	207
Short-term bank loans	8,426	1,350	-	-
Income tax payable	2,495	3,033	2	2
Total current liabilities	103,316	88,324	162	209
Non-current liabilities:				
Long-term bank loans	50,000	50,000	-	-
Negative goodwill on consolidation	1,076	1,154	-	-
Total non-current liabilities	51,076	51,154	-	-
Minority interests	10,295	11,137	-	-
Capital and reserves:				
Issued capital	128,480	127,364	128,480	127,364
Share premium	80,604	72,787	80,604	72,787
Warrant reserve	107	459	107	459
Capital reserve on consolidation	4,662	4,662	-	-
Capital redemption reserve	601	309	601	309
Capital reserve - other	20,135	18,251	-	-
Currency realignment reserve	(7,328)	(7,241)	-	-
Accumulated profits	281,727	235,298	253,881	261,794
Proposed dividend	-	44,577	-	44,577
Legal Reserve	7,449	6,862	-	-
Total capital and reserves	516,437	503,328	463,673	507,290
Total liabilities and equity	681,124	653,943	463,835	507,499

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 30/09/2004		As at 31/12/2003	
Secured	Unsecured	Secured	Unsecured
US$'000	US$'000	US$'000	US$'000
0	8,426	0	1,350

Amount repayable after one year

As at 30/09/2004		As at 31/12/2003	
Secured	Unsecured	Secured	Unsecured
US$'000	US$'000	US$'000	US$'000
0	50,000	0	50,000

Details of any collateral

Not applicable.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Group	Third Quarter 2004 US$'000	Third Quarter 2003 US$'000	First Nine Months 2004 US$'000	First Nine Months 2003 US$'000
Cash flows from operating activities:				
Profit before share of results of associates	19,053	29,147	57,225	76,615
Add items not requiring cash:				
Depreciation expense	7,457	6,895	23,951	23,379
Amortisation of deferred expenditure	46	32	136	102
Amortisation of intangible assets	2	2	5	5
Amortisation of negative goodwill	(35)	(22)	(93)	(66)
Amortisation of loan discount	-	-	-	250
Loss/(Gain) on disposal of other investment	32	(41)	(72)	(60)
Loss/(Gain) on disposal of plant and equipment	40	7	407	(65)
Plant and equipment written off	56	305	314	477
Provision/(Reversal) of provision for diminution in value of investment	-	23	(60)	23
Interest expense	442	130	1,087	474
Interest income	(440)	(318)	(1,309)	(804)
Cash flows provided by operations before changes in working capital	26,653	36,160	81,591	100,330
Inventories	(1,116)	(8,420)	(5,461)	1,929
Trade receivables	(11,764)	(8,847)	1,904	334
Related companies and associates	235	(156)	(295)	(319)
Other receivables and prepayments	(7,218)	(3,327)	(31,490)	1,477
Trade payables	25,601	17,907	8,457	7,671
Cash generated from operations	32,391	33,317	54,706	111,422
Interest paid	(442)	(130)	(1,087)	(474)
Interest received	440	318	1,348	804
Income tax paid	(888)	(2,133)	(6,084)	(5,252)
Net cash from operating activities	31,501	31,372	48,883	106,500
Cash flows from investing activities:				
Purchase of property, plant and equipment	(17,409)	(7,880)	(37,723)	(22,111)
Proceeds from disposal of plant and equipment	43	696	268	899
Capital reduction less acquisition of associates	-	-	-	(200)
Deferred expenditure	(30)	(1)	(41)	(738)
Disposal less purchase/(Purchase less disposal) of other investments	546	(26,625)	17,755	(26,111)
Net cash used in investing activities	(16,850)	(35,810)	(19,741)	(48,261)
Cash flows from financing activities:				
(Decrease)/Increase in bank loans	(2,058)	39,688	7,076	22,212
Contribution from/(Payment to) minority shareholders	-	993	(339)	2,710
Shares bought-back	-	-	(3,147)	-
Shares issued on exercise of warrants	869	-	8,873	16
Dividend paid	-	-	(44,912)	(25,473)
Net cash used in financing activities	(1,189)	40,681	(32,449)	(535)
Net effect of exchange rate changes in consolidating subsidiaries	(511)	(74)	(14)	26
Increase/(Decrease) in cash and cash equivalents	12,951	36,169	(3,321)	57,730
Cash and cash equivalents at beginning of period	139,891	111,464	156,163	89,903
Cash and cash equivalents at end of period	152,842	147,633	152,842	147,633

Notes to the consolidated cash flow statement

Not applicable

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

	Issued capital US$'000	Share premium US$'000	Warrant reserve US$'000	Capital reserve on consolidation US$'000	Capital redemption reserve US$'000	Capital reserve - other US$'000	Currency realignment reserve US$'000	Accumulated profits US$'000	Proposed dividend US$'000	Legal reserves US$'000	Total US$'000
Group											
Balance at 1 Jan 2003	127,361	72,773	460	4,662	309	16,778	(8,196)	181,490	25,472	6,148	427,257
Currency translation differences	-	-	-	-	-	-	111	-	-	-	111
Profit attributable to shareholders	-	-	-	-	-	-	-	28,210	-	-	28,210
Balance at 31 Mar 2003	127,361	72,773	460	4,662	309	16,778	(8,085)	209,700	25,472	6,148	455,578
Currency translation differences	-	-	-	-	-	-	138	-	-	-	138
Profit attributable to shareholders	-	-	-	-	-	-	-	15,599	-	-	15,599
Dividend paid	-	-	-	-	-	-	-	-	(25,473)	-	(25,473)
Underprovision of dividend	-	-	-	-	-	-	-	(1)	1	-	-
25,576 ordinary shares at par value US$0.10 each issued on exercise of warrants	3	14	(1)	-	-	-	-	-	-	-	16
Transfer	-	-	-	-	-	530	-	(1,290)	-	760	-
Balance at 30 Jun 2003	127,364	72,787	459	4,662	309	17,308	(7,847)	224,008	-	6,908	445,858
Currency translation differences	-	-	-	-	-	-	954	-	-	-	954
Profit attributable to shareholders	-	-	-	-	-	-	-	26,319	-	-	26,319
120 ordinary shares at par value US$0.10 each issued on exercise of warrants	-	-	-	-	-	-	-	-	-	-	-
Balance at 30 Sep 2003	127,364	72,787	459	4,662	309	17,308	(6,993)	250,327	-	6,908	473,131
Balance at 1 Jan 2004	127,364	72,787	459	4,662	309	18,251	(7,241)	235,298	44,577	6,862	503,328
Currency translation differences	-	-	-	-	-	-	1,158	-	-	-	1,158
Profit attributable to shareholders	-	-	-	-	-	-	-	21,186	-	-	21,186
6,305,000 ordinary shares at par value US$0.10 each issued on exercise of warrants	630	3,499	(158)	-	-	-	-	-	-	-	3,971
Balance at 31 Mar 2004	127,994	76,286	301	4,662	309	18,251	(6,083)	256,484	44,577	6,862	529,643
Currency translation differences	-	-	-	-	-	-	265	-	-	-	265
Profit attributable to shareholders	-	-	-	-	-	-	-	13,838	-	-	13,838
Dividend paid	-	-	-	-	-	-	-	-	(44,912)	-	(44,912)
Underprovision of dividend	-	-	-	-	-	-	-	(335)	335	-	-
2,921,000 ordinary shares at par value US$0.10 each acquired under the shares buy-back mandate and cancelled	(292)	-	-	-	292	-	-	(3,147)	-	-	(3,147)
6,400,621 ordinary shares at par value US$0.10 each issued on exercise of warrants	640	3,553	(160)	-	-	-	-	-	-	-	4,033
Transfer	-	-	-	-	-	413	-	(823)	-	410	-
Balance at 30 Jun 2004	128,342	79,839	141	4,662	601	18,664	(5,818)	266,017	-	7,272	499,720
Currency translation differences	-	-	-	-	-	-	(1,510)	-	-	-	(1,510)
Profit attributable to shareholders	-	-	-	-	-	-	-	17,358	-	-	17,358
1,379,676 ordinary shares at par value US$0.10 each issued on exercise of warrants	138	765	(34)	-	-	-	-	-	-	-	869
Transfer	-	-	-	-	-	1,471	-	(1,648)	-	177	-
Balance at 30 Sep 2004	128,480	80,604	107	4,662	601	20,135	(7,328)	281,727	-	7,449	518,437

	Issued capital US$'000	Share premium US$'000	Warrant reserve US$'000	Capital redemption reserve US$'000	Accumulated profits US$'000	Proposed dividend US$'000	Total US$'000
Company							
Balance at 1 Jan 2003	127,361	72,773	460	309	216,088	25,472	442,463
Profit attributable to shareholders	-	-	-	-	795	-	795
Balance at 31 Mar 2003	127,361	72,773	460	309	216,883	25,472	443,258
Profit attributable to shareholders	-	-	-	-	798	-	798
Dividend paid	-	-	-	-	-	(25,473)	(25,473)
Underprovision of dividend	-	-	-	-	(1)	1	-
25,576 ordinary shares at par value US$0.10 each issued on exercise of warrants	3	14	(1)	-	-	-	16
Balance at 30 Jun 2003	127,364	72,787	459	309	217,680	-	418,599
Profit attributable to shareholders	-	-	-	-	2,158	-	2,158
120 ordinary shares at par value US$0.10 each issued on exercise of warrants	-	-	-	-	-	-	-
Balance at 30 Sep 2003	127,364	72,787	459	309	219,838	-	420,757
Balance at 1 Jan 2004	127,364	72,787	459	309	261,794	44,577	507,290
Loss attributable to shareholders	-	-	-	-	(73)	-	(73)
6,305,000 ordinary shares at par value US$0.10 each issued on exercise of warrants	630	3,499	(158)	-	-	-	3,971
Balance at 31 Mar 2004	127,994	76,286	301	309	261,721	44,577	511,188
Loss attributable to shareholders	-	-	-	-	(3,532)	-	(3,532)
Dividend paid	-	-	-	-	-	(44,912)	(44,912)
Underprovision of dividend	-	-	-	-	(335)	335	-
2,921,000 ordinary shares at par value US$0.10 each acquired under the shares buy-back mandate and cancelled	(292)	-	-	292	(3,147)	-	(3,147)
6,400,621 ordinary shares at par value US$0.10 each issued on exercise of warrants	640	3,553	(160)	-	-	-	4,033
Balance at 30 Jun 2004	128,342	79,839	141	601	254,707	-	463,630
Loss attributable to shareholders	-	-	-	-	(826)	-	(826)
1,379,676 ordinary shares at par value US$0.10 each issued on exercise of warrants	138	765	(34)	-	-	-	869
Balance at 30 Sep 2004	128,480	80,604	107	601	253,881	-	463,673

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares or cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

During the quarter ended 30 Sep 2004, the company issued, as a result of the exercise of warrants, 1,379,676 ordinary shares of US$0.10 each at an exercise price of US$0.63 (30 Sep 2003 : 120).

As at 30 Sep 2004, there were 4,273,729 outstanding warrants at exercise price of US$0.63 each (30 Sep 2003 : 18,359,026).

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have not been audited or reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Company has adopted the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended 31 December 2003.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Not applicable.

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

Earnings per ordinary share	Group		Group	
	Third Quarter		First Nine Months	
	2004	2003	2004	2003
(i) Based on weighted average number of ordinary shares in issue	1.35 US cts	2.07 US cts	4.09 US cts	5.51 US cts
**Weighted average number of ordinary shares	1,284,247,313	1,273,637,808	1,280,638,585	1,273,626,414
(ii) On a fully diluted basis	1.35 US cts	2.06 US cts	4.08 US cts	5.49 US cts
**Adjusted weighted average number of ordinary shares assuming the fully exercise of warrants outstanding during the year	1,285,889,898	1,278,976,248	1,282,403,743	1,277,018,843

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	30/09/2004	31/12/2003	30/09/2004	31/12/2003
Net asset value per ordinary share based on existing issued share capital as at the end of the period	40.20 US cts	39.52 US cts	36.09 US cts	39.83 US cts
**Number of ordinary shares in issue	1,284,802,185	1,273,637,888	1,284,802,185	1,273,637,888

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on

__Third Quarter ("3Q") 2004 Vs Third Quarter 2003__

Group turnover in 3Q 2004 rose 5.3% over 3Q 2003 to US$133.7 million. Beverages and rice crackers sales improved but the increase in group turnover was moderated by lower sales of other snacks. Profit before tax declined 34.4% from US$29.3 million to US$19.2 million mainly on account of higher raw material cost and operating expenses.

Beverage segment continued its strong performance and was the key contributor to turnover and profit. Sales increased by 16% in 3Q 2004 over 3Q 2003 amounting to US$4.8 million and profit before tax grew 14.7% to US$9.8 million. The improvement were mainly driven by further growth of canned and tetra-pak Hot Kid milk products.

Rice crackers recorded 7.1% sales growth of US$3.7 million in 3Q 2004 over 3Q 2003. In China, unit sales volume for both core brand and sub-brands grew marginally by 1.8% and 3.1% respectively. Profit before tax declined because of higher raw material cost, higher operating expenses and a shift of sales mix towards lower margin products.

Turnover of Other snacks declined 5% to US$38.2 million due mainly to slower sales of gummy sweets. Similar to rice crackers, profit before tax decreased 42.4% due to higher raw material cost, higher operating expenses and changes in sales mix.

By region, all areas achieved sales growth. Profit in Taiwan improved along with higher sales as operating cost there remained relatively stable. Profit before tax for China and Other region however declined due to higher production and operating cost in China.

__First Nine Months ended 30 Sept__

For the nine months ended 30 September 2004, the Group achieved US$ 385.7 million in turnover, an improvement of 6.7% over the same period last year. All regions and all product segments, except Other snacks, performed better in sales. However, as operating cost in China, our main production base, remained high, margins were affected. This led to a decrease in Group profit before tax by 24.9% from US$ 76.4 million to US$ 57.4 million.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

In line with statements made in our announcement on second quarter 2004 unaudited results.

10. Prospect

The operating environment in China remains challenging. Although raw material cost has shown some signs of stabilization, they remain relatively high over last year.

As the Chinese New Year season starts later in 2005, 4Q 2004 will capture lesser festive sales and may result in lower sales compared to 4Q 2003. With the higher operating cost environment, the year-on-year decline in profit before tax in 4Q 2004 may be higher than the 34% year-on-year drop in profit before tax recorded in 3Q 2004.

On a more positive note, the higher operating cost environment may result in reduced competition and given our stronger resources, we are now reviewing our operations to capitalize on these opportunities.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? None

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? None

(c) Date payable

Not applicable

(d) Books closure date

Not applicable

12. If no dividend has been declared/recommended, a statement to that effect

Not applicable

I hereby confirm that this announcement is in order to release over the ~~MASNET~~ SGXNET on the 12th day of November 2004

12/11/04

for and on behalf of the Company and its Board of Directors
Name:
Designation:
Date:

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Name of Announcer *	WANT WANT HOLDINGS LIMITED
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LIMITED Unlisted Value
Announcement is submitted with respect to *	WANT WANT HOLDINGS LIMITED
Announcement is submitted by *	ADAMS LIN FENG I
Designation *	GROUP VICE PRESIDENT AND DIRECTOR
Date & Time of Submission *	12-11-2004 18:51:17

The Price Sensitivity and Contact Number information will not be published.

Price Sensitivity *	(•) Yes ( ) No
Contact Number *	62251588

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For the Financial Period Ended *	30/09/2004

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3Q04-Slides.pdf

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Want Want Holdings Ltd
3Q 2004 RESULT

12 Nov 2004

3Q Financials

Unit: USD'000

	2004	%	2003	%	YoY (%)
Turnover	133,715	100.0	127,022	100.0	5.3
Gross Profit	50,935	38.1	57,692	45.4	(11.7)
Profit from Operation	19,495	14.6	29,277	23.0	(33.4)
Net Profit	17, 358	13.0	26,319	20.7	(34.0)
EPS (cents) *	1.35		2.07		(34.8)

* Based on 1,284,802,185 outstanding shares as at 30 Sep 2004 (2003: 1,273,637,888)

3Q Review

- Turnover increased 5.3% but PBT declined 34.4% y-o-y
- Beverage with strongest performance : Sales up 16% & PBT up 14.7% due to growth in canned/ tetra-pak Hot Kid milk
- Rice crackers grew 7.1% in sales but PBT lower by 54.5% (US$4.7m) due to higher raw material cost, higher operating expenses and shift towards lower margin products
- Unit sales volume of core brand & sub-brand rice crackers continued to improve though marginally
- Sales of Other Snacks lower by 5% (US$2m) due mainly to slower gummy sweets sales. Affected by same factors as rice crackers, PBT decreased 42.4% (US$5.3m)

1st 9 Months Financials

Unit: USD'000

	2004	%	2003	%	YoY (%)
Turnover	385,679	100.0	361,390	100.0	6.7
Gross Profit	147,977	38.4	157,908	43.7	(6.3)
Profit from Operation	58,312	15.1	77,339	21.4	(24.6)
Net Profit	52,382	13.6	70,128	19.4	(25.3)
EPS (cents)	4.08		5.51		(26.0)

* Based on 1,284,802,185 outstanding shares as at 30 Sep 2004 (2003: 1,273,637,888)

1st 9 Months Review

- Group turnover grew 6.7% & PBT decreased by 24.9% y-o-y
- Sales improved for all regions and all product segments (except for Other Snacks)
- However, as raw material cost remained high (despite signs of stabilization in 3Q04), operating expenses increased and sales mix shifted towards lower margin products, PBT declined from US$ 76.4m to US$ 57.4m

1st 9 Months Turnover Breakdown

Turnover By Products



100%
80%
60%
40%
20%
0%
3.3%
26.3%
39.5%
3.2%
23.2%
39.8%
2004
2003
Rice Crackers
Snack Foods
Beverages
Others

Turnover By Regions



100%
80%
60%
40%
20%
0%
7.6%
7.0%
85.4%
5.5%
6.6%
87.9%
2004
2003
China
Taiwan
Others

1st 9 Months Profit Breakdown

Profit By Products



100%
80%
60%
40%
20%
0%
-20%
45.0%
44.2%
15.2%
-4.4%
29.0%
47.9%
25.1%
-2.0%
2004
2003
Rice Crackers
Snack Foods
Beverages
Others

Profit By Regions



100%
80%
60%
40%
20%
0%
5.0%
8.8%
86.2%
4.2%
5.4%
90.4%
2004
2003
China
Taiwan
Others

PRC 1st 9 Months Turnover Breakdown

Rice Crackers

	2004	2003
Sugar coated	48%	46%
Savory	37%	36%
Fried	11%	10%
Others	4%	8%
Total:	100%	100%
Core Brand	*52%*	*58%*
Non-Core Brand	*48%*	*42%*

Other Snacks

	2004	2003
Gummy Sweet	40%	49%
Ball cake	16%	16%
Popsicle	22%	12%
Others	22%	23%
Total:	100%	100%

Beverages

	2004	2003
Milk	96%	98%
Others	4%	2%
Total:	100%	100%

Liquidity Position as at 30 Sep

Unit: USD'000 equivalent

Currency	RMB	NTD	SGD	USD	Others	Total
Cash (04)	*137,711*	*1,405*	*233*	*12,743*	*750*	*152,842*
Cash (03)	124,165	881	69	21,801	717	147,633
Debt (04)	*1,205*	*1,771*	*NA*	*55,000*	*450*	*58,426*
Debt (03)	NA	4,443	NA	58,000	NA	62,443

Net Cash (Sep 04): 94,416

Financial Ratio

	30 Sep 04	31 Dec 03
Net Debt/Equity	net cash	net cash
A/R turnover ratio	28 days	25 days
Current ratio	348%	391%
Inventory turnover ratio	110 days	93 days
Average interest rate	1.7%	2.3%
Interest coverage ratio	53.8	112.8

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LIMITED
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LIMITED
Announcement is submitted with respect to *	WANT WANT HOLDINGS LIMITED
Announcement is submitted by *	Adams Lin Feng I
Designation *	Group Vice President and Director
Date & Time of Broadcast	23-Nov-2004 17:44:38
Announcement No.	00058

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Announcement Title *	Incorporation of New Subsidiaries in PRC
Description	
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WANT WANT HOLDINGS LTD

INCORPORATION OF NEW SUBSIDIARIES IN PRC

The Directors of Want Want Holdings Ltd ("the Company") wish to announce that it has incorporated the following wholly-owned subsidiaries in the People's Republic of China:

No.	Name of Subsidiary	Place of Incorporation	Registered Capital	Principal Activities
1.	Xuzhou Big-Want Foods Ltd	Jiangsu Province, Xuzhou Economic Development Zone	US$ 5 million	Manufacturing, processing and distribution of food products, baked products, dairy products, snack foods, beverages, wine and other related products and services
2.	Xuzhou Want Want Real Estate Co., Ltd	Jiangsu Province, Xuzhou Economic Development Zone	US$ 10 million	Property development, sales, leasing, consultancy, management and other related services
3.	Lianyungang Want Want Estate Co., Ltd	Jiangsu Province, Lianyungang Economic and Technological Development Zone	US$22 million	Property development, sales, leasing, consultancy, management and other related services
4.	Anyang Want Want Foods Ltd	Henan Province, Anyang High-Tech Industrial Development Zone	US$3 million	Manufacturing and processing of candy products, dairy products, beverages, snack foods, wine and other related products and services

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2004. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the aforesaid transactions.

Submitted by Adams Lin Feng I, Group Vice President and Director on 23/11/04 to the SGX